May 14, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	Martin Marietta Materials, Inc. Registration Statement on Form S-4 (File No. 333-178432) Schedule TO-T (File No. 005-83708)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Martin Marietta Materials, Inc. (the “Company”) hereby requests the withdrawal of the Company’s Registration Statement on Form S-4 (File No. 333-178432) filed with the Securities and Exchange Commission (the “Commission”) on December 12, 2011, as amended on January 23, 2012, February 10, 2012 and March 20, 2012, together with all exhibits thereto (the “Registration Statement”). The Company’s request is based on its termination of the exchange offer to which the Registration Statement relates due to the final order entered by the Court of Chancery of the State of Delaware in connection with the matter Martin Marietta Materials, Inc. v. Vulcan Materials Co., C.A. No. 7102-CS (Del. Ch.). The Registration Statement was never declared effective and no securities have been sold or exchanged pursuant thereto.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future Commission filings.

If you have any questions concerning this matter, or if you require any further information, please contact Eric L. Cochran, at (212) 735-2596, or Ann Beth Stebbins, at (212) 735-2660, of Skadden, Arps, Slate, Meagher & Flom LLP.

Sincerely, MARTIN MARIETTA MATERIALS, INC.

By:	/s/ Roselyn R. Bar
Name: Roselyn R. Bar Title: Senior Vice President, General Counsel and Corporate Secretary